Mail Stop 3651

June 14, 2006

Via U.S. Mail and Facsimile

Thomas C. Gallagher
Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

      RE: Genuine Parts Company
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 001-05690

Dear Mr. Gallagher:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief

Via facsimile: Jerry W. Nix, Chief Financial Officer
                (770) 956-2207